ONSPAN NETWORKING, INC.
4500 Cameron Valley Parkway, Suite 270
Charlotte, NC 28211

December 22, 2006

Mr. Dave Walz
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Onspan Networking, Inc.
Information request
Dear Mr. Walz:

You requested us to amend our 8-K filed November 7, 2006, regarding our change in auditors to refer to two years audits by our former auditor as opposed to the one included in the original filing. We filed this amendment on December 11, 2006.

We received your letter dated December 13, 2006, today and are filing this letter in response to affirmatively acknowledge that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;
•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We apologize for the misunderstanding, as we had thought that making the amendment was all that was required. You may contact the undersigned at 704-366-5122 if you have any additional questions.

Sincerely,

/s/ Michael D. Pruitt
Michael D. Pruitt
Chief Executive Officer